[Letterhead of Chapman and Cutler LLP]

June 27, 2017

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	RiverNorth Marketplace Lending Corporation
Registration Statement on Form N-2 (File Nos. 333‑218851;811‑23067)

Ladies and Gentlemen:

On behalf of the RiverNorth Marketplace Lending Corporation (the “Fund”), we have filed on June 20, 2017 pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder, and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed initial Registration Statement on Form N‑2 in connection with the initial public offering of preferred shares by the Fund (the “Preferred Shares Registration Statement”).

Pursuant to SEC Release No. 33-6510 (February 15, 1984), the Fund hereby requests selective review of the above referenced Preferred Shares Registration Statement. We have relied upon the registration statement relating to the common shares issued by the Fund (File Nos. 333‑204866; 811‑23067 (the “Common Shares Registration Statement”) as precedent in drafting the Preferred Shares Registration Statement and consider portions of such filing to be substantially similar to the Preferred Shares Registration Statement.

The disclosure in the Preferred Shares Registration Statement with regard to the description of the Fund, its investment objective, strategy and policies, the risks associated with investment in the Fund and the management of the Fund is substantially similar to the disclosures made in the Common Shares Registration Statement. The disclosure in the Preferred Shares Registration Statement has generally been revised only as necessary (1) to provide information relating to the preferred shares structure and (2) to set forth the anticipated terms of the Series A preferred shares public offering.

A fee of $1.16 to cover the registration fee under the Securities Act has been paid.

Securities and Exchange Commission
June 27, 2017

Should you have any questions or require further information with respect to this Registration Statement or the filings we have relied upon as precedent for and consider substantially similar to the Registration Statement, please do not hesitate to contact me at at (312) 845-3273.

Very truly yours,

/s/ Walter L. Draney
Walter L. Draney

Enclosures

cc:	Marc Collins, Esq.
General Counsel and Chief Compliance Officer;
RiverNorth Capital Management, LLC